FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 2, 2008

FAIRFAX ANNOUNCES CONVERSION RIGHTS OF
5% CONVERTIBLE NOTES DUE 2023

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that, under the terms of the indenture (the "Indenture") governing its 5% convertible senior debentures due 2023 (the "Notes"), each holder of the Notes has the right to convert their Notes into Fairfax's subordinate voting shares during the first quarter of 2008.  As of the last day of the fourth quarter of 2007, the sale price of Fairfax's subordinate voting shares had exceeded 120% of the conversion price of US$212.51 for at least 20 trading days during the 30 consecutive trading day period ending on the last day of the fourth quarter of 2007.  As a result of this event, the Notes are convertible into subordinate voting shares during the first quarter of 2008.  The full terms of the conversion rights of the holders of the Notes are set forth in the Indenture.  Holders of the Notes may obtain information on how to convert their Notes by contacting The Bank of New York, the Trustee and Conversion Agent for the Notes, at:

The Bank of New York
Attention: Lesley Daley
Global Finance Americas
101 Barclay Street, Floor 4 East
New York, New York 10286
Tel: (212) 815-2719
Fax: (212) 815-5802

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367-4941 Telecopier 367-4946